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                                                    Filed by Viant Corporation
                                 pursuant to Rule 425 under the Securities Act
                                          of 1933 and deemed filed pursuant to
                         Rule 14a-12 under the Securities Exchange Act of 1934
                                            Subject Company: Viant Corporation
                                                 Commission File No. 333-90800

         On September 25, 2002, the following press release was jointly issued by divine, inc. and Viant Corporation:

Viant and divine Announce Anticipated Per Share Cash Distribution In Connection With Pending Merger
Per Share Stock Consideration To Be Determined On September 25, 2002

Wednesday September 25, 4:53 pm ET

BOSTON, Sept. 25 /PRNewswire-FirstCall/-- Viant Corporation (Nasdaq: VIAN), a provider of digital business solutions, and divine, inc. (Nasdaq: DVIN), a leading provider of solutions for the extended enterprise, announced today that the per share cash distribution to be paid in connection with Viant's pending merger with divine will be $1.4625, assuming that the merger closes on September 27, 2002, as is currently anticipated by the parties. The aggregate cash distribution payable to each Viant stockholder will be rounded to the nearest whole cent.

If the merger closes on September 27 as anticipated, the payment date for the cash distribution is expected to be October 3, 2002, and the distribution will be paid to all Viant stockholders of record as of September 27, 2002. If the closing of the merger is delayed, Viant will establish new record and payment dates for the cash distribution. If the merger does not close, the cash distribution will not be paid.

The final per share stock consideration to be paid in connection with the pending merger, assuming that the merger closes on September 27, will be available on Viant's toll-free number, 877 842-6824 (outside the U.S.: 617 531-3606) following the close of business on September 25, 2002.

About Viant Corporation

Viant, a professional services organization providing digital business solutions, applies industry insight and technology understanding to help clients leverage assets for better business performance. Founded in 1996, Viant employs professionals from the creative, technology and strategy disciplines and maintains offices in Boston, Los Angeles and New York. More information about Viant can be found at www.viant.com.


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About divine, inc.

divine, inc., (Nasdaq: DVIN) is focused on extended enterprise solutions. Through professional services, software services and managed services, divine extends business systems beyond the edge of the enterprise throughout the entire value chain, including suppliers, partners and customers. divine offers single-point accountability for end-to-end solutions that enhance profitability through increased revenue, productivity, and customer loyalty. The company provides expertise in collaboration, interaction, and knowledge solutions that enlighten, empower and extend enterprise systems. Founded in 1999, divine focuses on Global 5000 and high-growth middle market firms, government agencies, and educational institutions, and currently serves over 20,000 customers. For more information, visit the company's Web site at www.divine.com.

Viant is a registered trademark of Viant Corporation. divine is a registered trademark of divine, inc.

ADDITIONAL INFORMATION: DIVINE HAS FILED AN AMENDED
REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED TRANSACTION. VIANT MAILED A PROXY STATEMENT/ PROSPECTUS TO VIANT'S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION ON OR ABOUT AUGUST 27, 2002. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE AMENDED REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS FOR THE MERGER CAREFULLY, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DIVINE, VIANT, THE PROPOSED TRANSACTION AND RELATED MATTERS. You may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to Dwayne Nesmith at (617) 531-3700 or via e-mail at dnesmith@viant.com.

Viant, and its directors, officers and other regular employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Viant with respect to the transactions contemplated by the merger agreement. Information regarding Viant's directors, officers and other regular employees is included and/or incorporated by reference in the proxy statement/prospectus regarding the proposed transaction that was filed with the SEC on August 27, 2002.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements contained in this news release that are forward-looking are based on current expectations about the Viant transaction, including the contributions Viant is expected to make to divine, the per share cash distribution, as well as divine's future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to divine and Viant and are subject to a number of uncertainties and risks, and divine's actual results, performance, prospects or opportunities in 2002 and beyond may differ materially from those expressed in, or implied by, these forward-looking statements.

The uncertainties and risks include, but are not limited to: failure of the proposed transaction to close; the risk that Viant's business and other acquired businesses will not


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be integrated successfully or that divine will incur unanticipated costs of integration; divine's ability to execute its integrated Web-based technology, professional services, and managed applications strategy; divine's ability to develop enterprise Web software and services; the uncertainty of customer demand for enterprise Web software and services; divine's ability to expand its customer base and achieve and maintain profitability; the combined companies' ability to develop new products and services and enhance and support existing products and services; the combined companies' ability to maintain Viant's vendor and strategic partner relationships and retain key employees; divine's ability to predict revenues from project-based engagements; divine's ability to keep pace with technological developments and industry requirements; divine's ability to efficiently manage its growing operations; changes in the market for Internet services and the economy in general, including as a result of any additional terrorist attacks or responses to terrorist attacks; increasing competition from other providers of software solutions and professional services; the extent to which customers want to purchase software applications under hosted subscription based models; divine's ability to address the risks associated with international operations; divine's ability to become cash flow positive before it depletes its cash reserves or becomes insolvent; divine's ability to maintain its Nasdaq listing; and other unanticipated events and conditions. For a detailed discussion of these and other cautionary statements, please refer to the amended registration statement filed by divine with the SEC relating to this transaction. For further information about risks, uncertainties and contingencies relating to divine and Viant and their respective businesses, please review their most recent respective Forms 10-K and 10-Q filed with the SEC. You should not place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief, or expectation only as of the date hereof. Except as required by federal securities laws, divine and Viant undertake no obligation to publicly revise these forward-looking statements or risks, uncertainties, or contingencies to reflect events or circumstances that arise after the date hereof.